Wellington Funds Distributors Inc.

Financial Statements and Supplemental Information
December 31, 2025
(With Report of Independent Registered Public
Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Wellington Funds Distributors, Inc___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
___280 Congress Street___
                                    (No. and Street)

___Boston___	___MA___	___02210___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Sarah Millien___	___617-289-3486___	___smmillen@wellington.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
___PricewaterhouseCoopers LLP___
                        (Name – if individual, state last, first, and middle name)

___101 Seaport Blvd___	___Boston___	___MA___	___02210___
(Address)	(City)	(State)	(Zip Code)

___October 20, 2003___	___238___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Sarah Millen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wellington Funds Distributors, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Sarah Millen 57ADD5565D4E4BF...

Title:
Finance and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wellington Funds Distributors Inc.
Index to Financial Statements and Supplemental Information
December 31, 2025

Page (s)

Supplemental Information



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Wellington Funds Distributors Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wellington Funds Distributors Inc. (the "Company") as of December 31, 2025, and the related statements of income, of changes in shareholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital, Computation for Determination of Reserve Requirements for Brokers and Dealers, and Information Relating to Possession or Control Requirements as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

presented in conformity with Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP
February 20, 2026

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Wellington Funds Distributors Inc.
Statement of Financial Condition

	December 31, 2025
Assets	
Current assets:	
Cash and cash equivalents	$ 2,527,041
Receivable from affiliate	256,869
Prepaid expense	10,075
Income tax receivable	93,616
Total current assets	2,887,601
Total assets	$ 2,887,601
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	22,288
Total liabilities	22,288
Commitments and Contingencies	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	865,313
Total shareholder's equity	2,865,313
Total liabilities and shareholder's equity	$ 2,887,601

The accompanying notes are an integral part of the financial statements.

Wellington Funds Distributors Inc.
Statement of Income

	Year Ended December 31, 2025
Revenue:	
Services agreement fees	$ 15,008,531
Interest Income	33,812
	15,042,343
Expenses:	
General and administrative	12,781,216
Occupancy	882,425
Professional fees and regulatory filing fees	641,055
	14,304,696
Income before income taxes	737,647
Income tax expense	199,838
Net income	$ 537,809

The accompanying notes are an integral part of the financial statements.

Wellington Funds Distributors Inc.
Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2025	$ 500	$1,999,500	777,504	$ 2,777,504
Net income	-	-	537,809	537,809
Dividend paid	-	-	(450,000)	(450,000)
Ending balance December 31, 2025	$ 500	$1,999,500	865,313	$ 2,865,313

The accompanying notes are an integral part of the financial statements.

Wellington Funds Distributors Inc.
Statement of Cash Flows

	Year Ended December 31, 2025
Cash flows from operating activities:	
Net income	$ 537,809
Adjustments to reconcile net income to net cash provided by operating activities:	
Decreases in operating assets:	
Prepaid expense	46,186
Receivable from affiliate	14,219
Income tax receivable	17,308
Decreases in operating liabilities:	
Accounts payable and accrued liabilities	(35,072)
Total adjustments	42,641
Net cash provided by operating activities	580,450
Cash flows from financing activities:	
Dividend paid	(450,000)
Net cash used in financing activities	(450,000)
Net increase in cash and cash equivalents	130,450
Cash and cash equivalents at beginning of year	2,396,591
Cash and cash equivalents at end of year	$ 2,527,041
Supplemental Cash Flow Information:	
Federal income taxes paid	$ 124,000
State income taxes paid	$ 55,000

The accompanying notes are an integral part of the financial statements.

1.   Introduction and Basis of Presentation

Wellington Funds Distributors Inc. ("WFD") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Funds Holdings LLP ("WMFH"). Wellington Management Group LLP ("WMG") is the ultimate parent of WMFH and through its subsidiaries, some of which are registered as investment advisers with the United States Securities and Exchange Commission ("SEC"), including its United States subsidiary Wellington Management Company LLP ("WMC"), provides investment management and investment advisory services primarily to institutions around the world. WFD operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WFD is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WFD has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in funds sponsored by its affiliates ("Wellington Management Sponsored Funds") and certain SEC-registered investment companies sub-advised by WMC registered under the Investment Company Act of 1940. WFD also supports the distribution of Registered Funds sponsored by Wellington Management Company LLP on a wholesale basis.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

Events or transactions occurring after the period end date through the date the financial statements were issued, February 20, 2026 have been evaluated in the preparation of the financial statements.

2.   Accounting Pronouncements Adopted During the Financial Period

During fiscal year 2025, WFD adopted ASU 2023-09 which enhances the transparency and usefulness of income tax disclosures. The adoption of this update did not have a material impact to the financial statements.

3.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with the bank and are stated at amortized cost, which approximates fair value. Cash balances held in the bank may exceed government deposit insurance limits, where available.

Services Agreement Fees

WFD receives a services fee from WMC primarily for the introduction of prospects and clients to WMC's United States investment management capabilities, by way of offering interests in the Wellington Management Sponsored Funds and certain SEC-registered investment companies sub-advised by WMC. Such fees are governed by the Inter-Company Services Agreement ("Services Agreement") between WFD and WMC. Services agreement fees are generated through the reimbursement of operating expenses of WFD plus a mark-up of 5% under the services agreement with WMC, further described in Note 5. The performance obligation for providing these services is satisfied over time because the services are provided and consumed over time.

Expenses

Expenses represent direct costs incurred by WFD and amounts charged under the services agreement between WFD and WMC. These expenses are recognized on an accrual basis.

Income Taxes

WFD files state and federal income tax returns. WFD provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the financial assets and financial liabilities approximate their fair values. These financial assets and liabilities include receivables from affiliate, accounts payable and accrued liabilities.

Credit Risk

WFD maintains non-interest bearing cash and cash equivalent accounts at a financial institution, which may have credit risk. WFD has not experienced any losses in these accounts to date. WFD attempts to minimize this risk by monitoring the credit quality of the financial institution.

4. Income Taxes

For the year ended December 31, 2025, the Company's domestic income before income taxes was $737,647. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

The effective tax rate of WFD's tax expense compared to profit before tax expense varies from the statutory tax rate reconciled as follows:

		Amount	Rate
U.S. Federal Statutory Tax Rate	$	154,906	21.0%
MA State Income Tax		60,520	8.0%
Nontaxable or Nondeductible Items:			
2024 Provision to Return Adjustment		(1,101)	0.0%
Other adjustments		(14,488)	-2.0%
Effective Tax Rate	$	199,838	27.0%

State taxes in Massachusetts made up the majority (greater than 50 percent) of the state tax effect. WFD recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income expense. No interest or penalties were recognized in 2025.

WFD's 2022 through 2025 tax years remain subject to examination by federal taxing jurisdictions. WFD's 2020 through 2025 tax years remain subject to examination by state taxing jurisdictions. WFD paid $55,000 in state income taxes to the state of Massachusetts.

5.   Related Party Transactions – Services Agreement

In consideration of such services, WMC pays WFD a services agreement fee in an amount equal to one hundred and five percent (105%) of all costs incurred by WFD, excluding intercompany fees charged by other WMC affiliated entities, income taxes and interest. As part of the Services Agreement, WMC agrees to make available to WFD the services of certain of its officers and employees required by WFD in the conduct of its business as well as office space, equipment, and administrative and support services. General and administrative expenses as shown on the Statement of Income primarily consist of $11,986,699 relating to compensation and related costs associated with these WMC officers and employees. Occupancy expenses as shown on the Statement of Income consist of $882,425 relating to the WMC office space occupied by WFD officers and employees.

Services Agreement fees recognized under this arrangement were $15,008,531 during 2025 and the related receivable from WMC was $256,869 at December 31, 2025. Under the terms of the Services Agreement, the Right of Offset exists between WFD and WMC and effectively allows for the offsetting of receivables and payables between WFD and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the Statement of Financial Condition. Payments are made in full on or before March 15 following the end of the taxable year.

6.   Comprehensive Income

There were no adjustments for comprehensive income in 2025.

7.   Dividends

During the year ended December 31, 2025, WFD paid a dividend of $450,000 to shareholder WMFH as approved by the WFD Board of Directors.

8.   Net Capital Requirements

WFD is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2025, WFD had net capital for this purpose of $2,504,753 which was $2,479,753 in excess of its minimum net capital requirement of $25,000. WFD's ratio of aggregate indebtedness to net capital complied with the required limit and was 0.9%, at December 31, 2025.

9.   SEC Rule 15c3-3

WFD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, WFD states the following:

(1) WFD may file an Exemption Report in accordance with 17 C.F.R. §240.17a-5, Footnote 74 of SEC Release No. 34-70073, because WFD does not hold customer funds or securities and is not claiming an exemption from 17 C.F.R. §240. 15c3-3.

(2) WFD met the provisions of 17 C.F.F. §240.17a-5, Footnote 74 of SEC Release No, 34-70073 throughout the year ended December 31, 2025 without exception.

10.   Segment Reporting

WFD is engaged in a single line of business as an introducing broker-dealer. WFD has identified its Financial and Operations Principal ("FINOP"), as the Chief Operating Decision Maker ("CODM"). The CODM uses net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. WFD's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of WFD as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial statements represent the operating segment revenue and significant expenses for the year ended December 31, 2025.

11.   Contingencies

In the ordinary course of business, WFD is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker-dealer, WFD is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WFD may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

Supplemental Information

Wellington Funds Distributors Inc.
Computation of Net Capital
December 31, 2025

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

Net Capital

Total shareholder's equity	$	2,865,313
Less - deductions and/or charges		-
Excess insurance deductible		-
Non allowable assets:		
Income tax receivable		(93,616)
Receivable from affiliate		(256,869)
Prepaid expense		(10,075)
Net capital before haircuts on securities positions	$	2,504,753
Haircuts on securities positions		-
Net capital	$	2,504,753

Aggregate Indebtedness

Items included in the Statement of Financial Condition:		
Accounts payable and accrued liabilities		(22,288)
Total aggregate indebtedness	$	(22,288)

Computation of Basic Net Capital Requirements

1. Minimum net capital required: 6 2/3% of aggregate indebtedness	$	1,486
2. Minimum net capital of broker-dealer	$	25,000
Net capital requirement (greater of 1. or 2.)	$	25,000
Excess net capital (net capital less net capital requirement)	$	2,479,753
Excess net capital at 120% (net capital less 120% of minimum net capital)	$	2,474,753

Ratio: aggregate indebtedness to net capital	0.9%

<u>Note</u>: There are no material differences between the above computation and WFD's corresponding unaudited amended Part IIa of Form X-17A-5 as of December 31, 2025 and filed on February 20, 2026.

Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

WFD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). WFD is not preparing this supplemental schedule as it is filing an exemption report in accordance with 17 C/F/R §240.17a-5, Footnote 74 of SEC Release No. 34-70073.

Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

WFD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). WFD is not preparing this supplemental schedule as it is filing an exemption report in accordance with 17 C/F/R §240.17a-5, Footnote 74 of SEC Release No. 34-70073



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Wellington Funds Distributors Inc.

We have reviewed Wellington Funds Distributors Inc.'s assertions, included in the accompanying Wellington Funds Distributors Inc. Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as an introducing broker-dealer to offer interests in private funds sponsored by its affiliates ("Wellington Management Private Funds") and certain SEC-registered investment companies sub-advised by Wellington Management Company LLP registered under the Investment Company Act of 1940, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 20, 2026

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Wellington Funds Distributors Inc.
Exemption Report
December 31, 2025

Wellington Funds Distributors Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as an introducing broker-dealer to offer interests in private funds sponsored by its affiliates ("Wellington Management Private Funds") and certain SEC-registered investment companies sub-advised by WMC registered under the Investment Company Act of 1940, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

Wellington Funds Distributors Inc.

I, Sarah Millen swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

57ADD5565D4E4BF...

By:
Vice President
Finance and Operations Principal (FinOp)

(February 20, 2026)